Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

IN RELATION TO PURCHASE OF AIRCRAFT

DISCLOSEABLE TRANSACTION

The Board hereby announces that on 22 September 2022 (after trading hours), Xiamen Airlines, a subsidiary owned as to 55% by the Company entered into the Agreement with Airbus S.A.S to purchase the Airbus Aircraft from Airbus S.A.S.

As the relevant percentage ratio for the Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5% and less than 25%, the Purchase will constitute a discloseable transaction on a standalone basis.

The Purchase when aggregated with the Previous Purchase (details of which were set out in the announcement of the Company dated 1 July 2022 and the circular of the Company dated 25 August 2022) becomes a major transaction under the Listing Rules. Since the Company will comply with the major transaction requirements in respect of the Previous Purchase as set out in the announcement of the Company dated 1 July 2022 and the circular of the Company dated 25 August 2022, the Company is not required to reclassify the Purchase by aggregating it with the Previous Purchase.

The Purchase is therefore subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirements under the Listing Rules.

On 22 September 2022 (after trading hours), Xiamen Airlines entered into the Agreement with Airbus S.A.S to purchase the Airbus Aircraft from Airbus S.A.S.

THE AGREEMENT

Parties

(i)

Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 55% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)

Airbus S.A.S, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus S.A.S is that of aircraft manufacturing. Airbus S.A.S. is a division of the Airbus SE, which is listed on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus S.A.S and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be purchased

40 A320NEO family aircraft, all being new aircraft

Consideration

According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A320NEO family aircraft is priced differently in the range of US$105 million (equivalent to RMB732.879 million) and US$136 million (equivalent to RMB949.2528 million). The catalogue price of the Airbus Aircraft in aggregate is approximately US$4,848 million (equivalent to RMB33,838.0704 million). Such catalogue price includes price for airframe and engine, which will be adjusted according to the delivery schedule.

The Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is determined after an arm’s length negotiation between the parties, is lower than the catalogue price as provided by Airbus S.A.S because of the price concessions granted by Airbus S.A.S in relation to the Airbus Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Purchase on the operating costs of the Group.

In respect of the Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Purchase. In addition, consistent with the customary practice of the local aviation industry, the consideration for the purchase of the Airbus Aircraft is not customarily disclosed to the public. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Purchase and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines in the Purchase is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Purchase and each of the Previous Purchase from Airbus S.A.S on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Purchase is payable by cash in United States dollars. The Airbus Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2024 to 2027. The total consideration will be paid to Airbus S.A.S in instalments according to the respective delivery schedule for each of the relevant Airbus Aircraft from 2024 to 2027.

Source of funding

Xiamen Airlines intended to fund the Purchase by business operations, bank loans or other financing arrangements. Such banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these banks for financing the Purchase. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any institutions for financing the Purchase. In addition, if Xiamen Airlines enter into any agreement for financing the Purchase with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

CONDITIONS PRECEDENT

The completion of the Purchase is subject to the approval of the relevant government authorities in the PRC.

REASONS FOR THE PURCASE

The Directors (including the independent non-executive Directors) consider that, according to the 14th Five-Year Plan of Xiamen Airlines, the Purchase will help Xiamen Airlines ensure the safety of its strategic development, continue to promote the structural adjustment of its fleet, maintain a steady speed of introduction of A320NEO family aircraft. It is expected that the Airbus Aircraft will have good economic and comprehensive performance, which will help further improve the operating efficiency of Xiamen Airlines and provide passengers with comfortable air travel experience.

The Directors (including the independent non-executive Directors) consider that the Purchase is in the ordinary and usual course of business of the Group, the terms of the Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As the relevant percentage ratio for the Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5% and less than 25%, the Purchase will constitute a discloseable transaction on a standalone basis.

The Purchase when aggregated with the Previous Purchase (details of which were set out in the announcement of the Company dated 1 July 2022 and the circular of the Company dated 25 August 2022) still remains as a major transaction under the Listing Rules. Since the Company will comply with the major transaction requirements in respect of the Previous Purchase as set out in the announcement of the Company dated 1 July 2022 and the circular of the Company dated 25 August 2022, the Company is not required to reclassify the Purchase by aggregating it with the Previous Purchase.

The Purchase is therefore subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirements under the Listing Rules.

The Purchase is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Agreement”	the agreement entered into between Airbus S.A.S and Xiamen Airlines on 22 September 2022, pursuant to which Xiamen Airlines agreed to purchase and Airbus S.A.S agreed to sell the Airbus Aircraft

“Airbus Aircraft”	40 A320NEO family aircraft, the subject matter of the Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of Directors of the Company

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Purchase”	the purchase of the Airbus Aircraft under the Agreement

“Previous Purchase”	the purchase of 96 A320NEO family aircraft from Airbus S.A.S by the Company as disclosed in the announcement of the Company dated 1 July 2022 and the circular of the Company dated 25 August 2022

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the date of this announcement

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the PRC

22 September 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.